Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

ACELRX PHARMACEUTICALS, INC.

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

AcelRx Pharmaceuticals, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), certifies as follows:

FIRST: The Corporation's Amended and Restated Certificate of Incorporation was filed in the Office of the Secretary of State of the State of Delaware on February 16, 2011, a Certificate of Amendment was filed with in the Office of the Secretary of State of the State of Delaware on June 25, 2019, and a Certificate of Designation of Series A Convertible Preferred Stock was filed in the Office of the Secretary of State of the State of Delaware on August 3, 2022 (together, the “Amended and Restated Certificate of Incorporation”), which authorizes the issuance of 3,000 shares of a series of Preferred Stock designated Series A Convertible Preferred Stock, par value $0.001 per share, (the "Series A Preferred Stock").

SECOND:         The Board of Directors of the Corporation (the "Board"), previously authorized, and the Company redeemed all issued and outstanding shares of the Series A Preferred Stock, which constituted all authorized shares of the Series A Preferred Stock, and Board has also authorized the retirement of the Series A Preferred Stock.

THIRD:         Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the "DGCL"), the Board adopted the following resolutions:

Resolved, that all shares of Series A Preferred Stock are hereby retired and upon the effective date hereof none of the authorized shares of such series of Series A Preferred Stock will be outstanding and no shares of such series thereafter will be issued; and

Resolved Further, that the officers of the Company are authorized and directed to execute a Certificate of Elimination as provided by Section 201(g) of the DGCL in accordance with Section 103 of the DGCL, substantially in the form attached as Exhibit B, with such changes therein as the officer executing the same may approve and as are permitted by the DGCL to be made by such officer, such approval to be conclusively evidenced by such officer’s execution of such Certificate of Elimination, and to file the same forthwith in the Office of the Secretary of State of the State of Delaware, and when such Certificate of Elimination becomes effective, all references to the Series A Preferred Stock in the Amended and Restated Certificate of Incorporation, as amended, of the Company shall be eliminated and the shares of Series A Preferred Stock so redeemed and retired shall resume the status of authorized and unissued shares of Preferred Stock of the Company, without designation as to series.

FOURTH:         Pursuant to the provisions of Section 151(g) of the DGCL, all references to Series A Preferred Stock in the Amended and Restated Certificate of Incorporation hereby are eliminated, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the Preferred Stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by a duly authorized officer this 25th day of October, 2022.

ACELRX PHARMACEUTICALS, INC.

By:	/s/ Vincent J. Angotti
VINCENT J. ANGOTTI
Chief Executive Officer